2390530 Ontario Inc.
Natale Rea (2013) Trust
9200 Weston Road
PO Box 92030
Vaughan, ON L4H 3J3
Canada

Board of Directors
Fieldpoint Petroleum Corporation
609 Castle Ridge Road
Suite 335
Austin, TX 78746

August [16], 2018

Dear Board of Directors,

We are writing to you today as material shareholders of Fieldpoint Petroleum Corp. ("FPPP" or the "Company") to express our continued extreme disappointment with the current financial position and stock price of the Company.

As you are aware, on April 20, 2018, we sent you a letter (the "First Letter") expressing our deep concern about the Company's continuing poor performance, the delisting from the NYSE and the resulting decline in the Company's stock price, which have resulted in a dramatic loss of shareholder value over the past several years.  We filed the First Letter as an exhibit to our Amendment No.4 to our statement on Schedule 13D.  Our concern is now a matter of public record and we were completely open and transparent in our desire to engage in a constructive dialogue with the Company's Board of Directors to resolve the various problems and to mediate our deep concern.

In the First Letter, we mentioned that the Company's financial position continues to deteriorate despite improving crude oil prices.  To reiterate, in the two years since the oil price bottom in February 2016, the price of West Texas Intermediate crude oil has recovered 250% to $65 per barrel.  Over the same period, however, the Company's cash balance has fallen to less than $400K1, Debt/EBITDA has increased to 54x2 and the stock price has fallen 60% to $0.20 per share.  The Company has also been out of compliance with the terms of its credit facility with Citigroup since October 2016 and has required multiple forbearances to prevent a default.

The Company's primary action in response to the deteriorating financial situation has been to sell assets and use the proceeds to repay debt.  Although this tactic may have bought time with the bank, it also resulted in de-listing of the Company's stock from the NYSE, materially reducing shareholder liquidity.  It has also not solved the Company's underlying financial and business problems.

1 Source: FPPP Q2 2018 10Q
2 As of 6/30/18

Our greatest concern, however, is the fact that the Company's asset base has now shrunk to the point that operating cash flow is not sufficient to meet working capital, G&A and interest payments3, let alone pay off the outstanding debt balance or even finance internal growth.

We believe that if the Company does not make a material change in its strategy and direction, there is a very real risk of bankruptcy or even insolvency.  It is the Board's fiduciary duty to prevent a bankruptcy or insolvency event.

Since our First Letter, we actively engaged with the Company's management to discuss strategic alternatives to improve the Company's financial and operational position, as we do not believe that continued piecemeal asset sales will solve the fundamental business issue of how to create shareholder value.  These strategic alternatives included raising new capital through issuing stock to the Rea Trust, as well as selling assets to Trivista Operating, LLC.  Unfortunately, the discussions were not successful and a different approach is now clearly necessary.

There appear to be two major obstacles to any transaction.  First, negotiating the price at which new shares would be issued to a single shareholder.  Second, structuring an asset sale that does not breach the covenants of the Citigroup credit facility, or cause a deterioration in the Company's compliance with those covenants.

Both of these problems would be solved, however, by structuring a capital raise as an underwritten rights issue, with the proceeds being used for debt repayment.  All FPPP shareholders would have the option to acquire new shares through a rights issue, while a reduction in outstanding debt would give the Company more flexibility under the credit facility to pursue transactions that created value for shareholders.

Accordingly, we have asked our representatives to contact each of you to arrange a time and place to meet to discuss a proposal for an underwritten rights issue.  At a very high level, the terms we would like to propose are summarized on Attachment 1 to this letter.

In the absence of any credible alternative proposals and with increasing risk of a bankruptcy or insolvency, we are no longer willing to accept the status quo.  Any further time and money spent by the Company pursuing and analyzing less advantageous options than the one we present here is an irresponsible waste of corporate assets and must conclude.  We trust that the best interests of the shareholders continues to be of the utmost significance to the members of the Board, and look forward to your prompt response. If there are any credible alternative proposals from the Board that address the Company's fundamental business problems, they must be presented to us right now.

3 Per the Company's Q2 2018 10Q, operating cash flow (i.e., Total Revenue less Production Expense, G&A and changes in Working Capital) for the 6 months through 6/30/18 was minus $39,579.  Interest Expense was $72,459, i.e. the Company's cashflow after Interest Expense was minus $112,218.

Please ensure that all members of the Board receive this letter. Depending on the Company's response, we may be filing in the future amendments to our Schedule 13D which may include this letter, as required by the applicable SEC rules.

Yours sincerely,

/s/Natale Rea

Attachment  1 – Summary Proposed Rights Issue Terms

1.	Amount - $	$1.25 MM
2.	Amount - Shares	10 MM
3.	Share Price	$0.125
4.	Use of Proceeds	Repayment of Debt
5.	Shareholder Participation %	FPPP equity ownership % as of [9/30/18]
6.	Unsubscribed Shares	Unsubscribed shares will be re-offered to subscribing shareholders pro rata to their FPPP equity ownership % post the initial rights issue offering
7.	Residual Unsubscribed Shares	Residual unsubscribed shares will be purchased by the Rights Issue Underwriter
8.	Rights Issue Underwriter	[Rea Trust]

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